FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated March 16, 2004, announcing that Registrant’s U.S. subsidiary, Spacenet Inc., has expanded its channel partners program to include MegaPath Networks, a leading U.S. provider of secure-access and managed network solutions.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yaron Suher —————————————— Yaron Suher V.P. Financial Planning and Treasury

Dated: March 17, 2004

Mar 16, 2004

Gilat’s Spacenet subsidiary adds MegaPath Networks as a Connexstar channel partner MegaPath, America’s largest commercial broadband reseller, adds Connexstar broadband VSAT service to its range of business connectivity offerings

Petah Tikva, Israel, March 16, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that its Spacenet subsidiary has expanded its channel partners program with the addition of MegaPath Networks, a leading U.S. provider of secure-access and managed network solutions. MegaPath will offer Spacenet’s Connexstar satellite connectivity service to customers seeking available-anywhere broadband access as well as backup connectivity for terrestrial high-speed networks.

Connexstar provides an economical commercial-grade broadband solution that is available to virtually any location in the United States, filling in previously unserviceable areas to complete MegaPath’s national service footprint. Connexstar allows download speeds of up to 1 Mbps and upload speeds of up to 256 kbps.

“MegaPath is committed to providing our customers with the widest connectivity coverage and the highest quality of service, so it is critical that the technology solutions we offer are extremely reliable,” said John Moshier, Senior Vice President of Customer Solutions at MegaPath. “We selected Connexstar as a MegaPath supplier because of the company’s superb value as a business-class connectivity solutions provider. We are pleased to offer this additional service coverage to our customers.”

“Spacenet is extremely pleased with the demand that we have seen for Connexstar, and the demand continues to grow as more companies become aware of the advantages of our VSAT technology,” said Spacenet Vice President of Distribution Channels Mark Rasmussen. “MegaPath provides tremendous additional reach for Connexstar into traditionally terrestrial-centric markets. This is an important strategic direction for us as we continue to raise the public profile of our connectivity solutions. We believe MegaPath will be an excellent addition to our channel partners program, and we look forward to working with them to bring Connexstar to a wider audience.”

About MegaPath Networks
MegaPath Networks Inc. delivers secure access and managed network solutions that enable businesses of all sizes to cost-effectively connect branch offices, mobile workers and home-based workers to centralized corporate resources. By offering comprehensive managed access, VPN and security services, MegaPath is the single source of contact for the design, deployment, monitoring, reporting and support of remote connectivity solutions.

Having the broadest business-class footprint through its nationwide private network, MegaPath has deployed over 55,000 endpoints to small businesses and an array of distributed enterprises ranging from large manufacturers, pharmaceutical companies, restaurant chains, retailers and financial institutions, to smaller insurance firms and real estate offices. MegaPath’s passion for customer care and product excellence is reflected in its award-winning managed services and top industry- and user-rated technical support and sales professionals. Privately held and founded in 1999, MegaPath is headquartered in Pleasanton, Calif.

For more information, visit the MegaPath Web site at www.megapath.net or call 1-877-MEGAPATH (877.634.2728). MegaPath Networks® is a registered service mark of MegaPath Networks Inc.

Background on Spacenet’s Connexstar service
Connexstar provides commercial-grade, always-on broadband connectivity to multi-site enterprises of any size, anywhere in the continental United States. The service supports a wide range of business applications, including high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services all through a single, compact, remote access device incorporating advanced networking and routing functionality.

About Spacenet
Spacenet Inc. provides two-way satellite-based broadband networking solutions throughout North America under the Connexstar brand, and has more than 15 years’ experience in providing connectivity, provisioning, operations and maintenance to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with more than 450,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations
+1 703- 848-1515

tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com